March 15, 2013

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:          Tortoise Energy Capital Corporation (the “Fund”)
File Numbers 811-21725 & 333-186553

To the Commission:

On February 8, 2013, the Fund filed a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940, respectively.  The filing was made to register an indeterminate number of shares of common and preferred stock, and/or debt securities, to be offered on an immediate, continuous or delayed basis.

The Fund received comments on the Registration Statement from Larry L. Greene of the Securities and Exchange Commission staff via letter (the “Comment Letter”).  The Fund is filing concurrently herewith Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The purpose of Amendment No. 1 is to respond to the aforementioned comments and to update or complete certain information required by Form N-2.  The text of each comment from the Comment Letter has been included in this letter for your reference, and the Fund’s response is presented below each comment.

General

1.           Comment:  The filing discloses that the Fund will use derivatives for hedging, including interest rate swap contracts, caps and floors purchased from financial institutions.  Please summarize in this section, and disclose all material derivative investments in the prospectus.  In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).  Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

Response:  The Fund believes that its disclosure under the headings “Hedging Transactions” and “Risk Factors — Company Risks — Hedging Strategy Risk” clearly articulate the Fund’s intentions regarding the use of derivatives and the risks associated with their use.  The disclosure clearly indicates that (i) the Fund may use interest rate transactions for economic hedging purposes only, in an attempt to reduce the interest rate risk arising from its leveraged capital structure, and (ii) the Fund does not intend to hedge the interest rate risk of its portfolio holdings.  The Fund has added disclosure under the heading “Hedging Transactions” to make clear that it intends to define certain standards of creditworthiness for any counterparties and to continually monitor their creditworthiness. The Fund did not have any derivatives transactions outstanding as of the end of its most recent fiscal year.

2.           Comment: Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response:  The Fund hereby makes such confirmation.

3.           Comment:  Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present, including, if material, events in foreign markets as well as the U.S.

Response:  The Fund believes that its disclosure under the heading “Risk Factors — Company Risks — Capital Markets Risk” addresses the referenced risks.

4.           Comment:  Prospectus disclosure indicates that the Fund may invest up to 20% of its total asset in below investment grade securities, i.e., securities rated as low as B3 by Moody’s or B- by S&P.  Add the description of ratings as an appendix to the prospectus.

Response:  Appendix A to the Fund’s statement of additional information provides a description of the ratings of Moody’s and S&P.  The Fund has added disclosure to the prospectus referencing the availability of this appendix.

Facing Page

5.           Comment:  The aggregate offering price of the securities being registered equals $300,000,000.  Confirm that the securities being registered include the securities to be offered by selling stockholders as well as those to be sold by the Fund.

Response:  The Fund hereby makes such confirmation.

Prospectus Cover

6.           Comment:  Disclosure in the first paragraph states that: “Unlike most investment companies, we have not elected to be treated as a regulated investment company under the Internal Revenue Code.”  Disclose the significance or impact of this election, e.g., later it is stated that: “The extent to which we are required to pay corporate income tax or alternative minimum tax could materially reduce our cash available to make distributions on the common shares.”

Response:  The Fund has added disclosure to the section titled “Prospectus Summary – Federal Income Tax Status of the Company” to include the referenced disclosure currently found later in the prospectus.

7.           Comment:  Disclosure in the second paragraph states that: “We may offer, on an immediate, continuous or delayed basis, including through a rights offering to existing stockholders . . .”  Explain to the staff how the Fund proposes to engage in each type of offering available under Rule 415.  If however, the Fund actually expects to engage in delayed offerings under the rule, adjust the disclosure consistent with that expectation.

Response:  The Fund may engage in an offering on an immediate basis by offering securities upon the effectiveness of the Registration Statement.  The Fund may engage in an offering on a continuous basis by utilizing its at-the-market offering program.  The Fund may engage in an offering on a delayed basis by offering its securities from time to time following the effectiveness of the Registration Statement.

Prospectus

TABLE OF CONTENTS – Page i

8.           Comment:  Disclosure following the table states that: “The information appearing in this prospectus and in any related prospectus supplement is accurate only as of the dates on their covers.”  Add disclosure regarding the Fund’s duty to update the prospectus during the offering period.

Response:  The disclosure has been revised as requested.

PROSPECTUS SUMMARY
The Company – Page 1

9.  Comment:  Disclosure in the third paragraph discusses the Fund’s use of an unsecured credit facility and notes that outstanding balances under the credit facility generally accrue interest at a variable annual rate equal to the one-month LIBOR plus 1.25%, with a fee of 0.20% on any unused balance of the credit facility.  In light of the rate rigging scandal involving LIBOR, discussed in the WSJ as recently as February 26, 2013, disclose any adverse impacts experienced by the Fund or resulting from the use of this rate.

Response:  The Fund is not aware of any adverse impact it has sustained as a result of the use of LIBOR.

SUMMARY OF COMPANY EXPENSES – Page 11

10.           Comment:  Delete the indicated clause from footnote 6: “The table ~~presented above~~ presents certain of our annual expenses stated as a percentage of our net assets attributable to our common shares.”  There is only one table.

Response:  The disclosure has been revised as requested.

MARKET AND NET ASSET VALUE INFORMATION – Page 18

11.           Comment:  The table and footnote 2 are confusing, e.g., the last line item discloses that the Fund’s net asset per share as of January 31, 2013 was $26.40, however, the paragraph following the footnotes states that: “The NAV per share, market price and percentage premium to NAV per share of our common stock on January 31, 2013, were $29.94, $30.92 and 3.3%, respectively.  Clearly the two statements of the Fund’s NAV as of the end of January do not match.  In addition, footnote 2, the note applicable to the NAV column in the table states that: “Based on the NAV calculated on the close of business on the last business day of each prior calendar month.”  What does the highlighted term mean in this context?

Response:  The referenced table shows the Fund’s NAV at the beginning of each monthly period indicated.  In order to show this information, the Fund must use the most recent NAV calculation, which calculation occurs on the last business day of the prior month.  As such, the disclosure in the referenced table and in the paragraph following the footnotes is correct.

The Fund believes that providing the NAV at the beginning of each monthly period indicated in the table provides investors a more meaningful basis for interpreting the high and low market price and discount information provided for each monthly period.  The Fund has, however, revised footnote 2 to the table to help investors more readily understand the Fund’s methodology for calculating the NAV shown therein.

USE OF PROCEEDS – Page 19

12.           Comment:  The discussion under this sub-caption indicates that the proceeds of the offering may be invested within three to six months following the close of the offering but that it may take longer if suitable investments are unavailable at the time or for other reasons.  If the delay stretches beyond three months, describe the reasons for and consequences of the delay.  See Item 7.2 of Form N-2.  If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

Response:  The Fund’s disclosure clearly indicates that the Fund intends to invest the proceeds of any offering within approximately three months of the receipt of such proceeds.  The Fund also articulates the circumstances under which it may take longer than three months to invest the proceeds and outlines the consequences of such a delay.  The Fund confirms that it will comply with the requirements of Guide 1 to Form N-2 if the investment process is delayed more than six months.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES
Investment Process – Page 22

13.           Comment:  Disclosure under this sub-caption states that: “Our Adviser seeks to invest in securities that offer a combination of quality, growth and yield intended to result in superior total returns over the long run.”  If the underlined term does not mean that these investments will be rated high quality or deemed equivalent, consider using another word or term.  In addition, if not rated high quality or deemed equivalent, what is the meaning you associate with the use of this term?

Response:  The Fund’s Advisor utilizes a three prong approach to portfolio construction consisting of qualitative analysis, quantitative analysis, and relative value. For the Advisor’s qualitative analysis it utilizes proprietary risk models used to select companies with high grade assets, effective management, and stable cash flows, all of which, along with positive quantitative  and relative value analysis, result in a company meeting the Advisor’s standard of quality.

LEVERAGE
Hedging Transactions – Page 32

14.           Comment:  Disclosure hereunder indicates that the Fund will engage in specific derivatives, swaps, caps and floors, for hedging purposes.  In all cases payment would be based on the notional amount.  If this activity would subject the Fund to the risk of leverage, explain whether the Fund intends to segregate assets as required by IC-10666, and disclose the amount to be segregated.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response:  The Fund hereby confirms that to the extent the Fund enters into derivatives transactions that subject the Fund to the risk of leverage, the Fund will segregate assets as required by Investment Company Act Release No. 10666.

CERTAIN PROVISIONS IN OUR CHARTER AND BYLAWS
Removal of Directors – Page 63

15.           Comment:  Please indicate whether, in connection with the removal of directors, the Fund will render assistance to shareholders as discussed in §16(c) under the Investment Company Act of 1940?

Response:  The Fund is organized as a Maryland corporation and not a common-law trust.  Thus, the Fund does not believe that §16(c) under the Investment Company Act of 1940 applies to the Fund.

Statement of Additional Information

MANAGEMENT OF THE COMPANY
Company Officers and Directors – Page S-16

16.           Comment:  Disclosure following the table briefly notes that each director was selected to join the board based on their character and integrity, service on other boards, willingness and ability to commit the time necessary to perform the necessary duties, and goes on to state that no factor was by itself controlling.  The information requirement in the Form N-2 seeks a discussion of the specific experience, qualifications, attributes, and skills that led to their selection at this time.  Accordingly, please revise and strengthen this disclosure.

Response:  The disclosure has been revised as requested.

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We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on Amendment No. 1.  As we have previously discussed, the Fund desires to have the Registration Statement declared effective as soon as possible.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais